Exhibit 11

Healthways, Inc.

Earnings Per Share Reconciliation

February 28, 2007

(Unaudited)

(In thousands, except earnings per share data)

The following is a reconciliation of the numerator and denominator of basic and diluted earnings per share:

	Three Months Ended		Six Months Ended
	February 28,		February 28,
	2007	2006	2007	2006

Numerator:
Net income - numerator for basic earnings per share	$11,024	$7,333	$22,858	$13,789
Effect of dilutive securities	—	—	—	—
Numerator for diluted earnings per share	$11,024	$7,333	$22,858	$13,789

Denominator:
Shares used for basic earnings per share	34,958	34,321	34,792	34,140
Effect of dilutive stock options outstanding	1,977	1,979	1,971	1,996
Shares used for diluted earnings per share	36,935	36,300	36,763	36,136

Earnings per share:
Basic	$0.32	$0.21	$0.66	$0.40
Diluted	$0.30	$0.20	$0.62	$0.38